LINDQUIST & VENNUM P.L.L.P.

4200 IDS Center 80 South Eighth Street Minneapolis, MN 55402-2274 Telephone: 612-371-3211 Fax: 612-371-3207		In Denver: 600 17th Street, Suite 1800 South Denver, CO 80202-5441 Telephone: 303-573-5900 Fax: 303-573-1956

Attorneys At Law Jonathan B. Levy (612) 371-2412 jlevy@lindquist.com	June 7, 2006	WWW.LINDQUIST.COM

VIA EDGAR AND FEDEX

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Winmark Corporation
Pre-Effective Amendment No. 1 to Form S-1
Filed May 22, 2006
File No. 333-133393

Dear Mr. Owings:

This letter is submitted on behalf of Winmark Corporation (the “Company”) in response to the Commission’s letter dated June 5, 2006 containing comments to the Company’s pre-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-133393).  The Company is filing simultaneously pre-effective amendment No.2 to the registration statement that includes revisions in response to the Staff’s comment.  A copy of the revised registration statement marked to show changes is also being filed via EDGAR and being sent to you for your convenience.  For convenience and clarity, the text of your comment and the Company’s response are set forth below.

General

1.                                       We note your response to comment 1 of our letter dated May 4, 2006; however, we reissue our comment.  We note that you intend to issue three and six month and one, two, three, four, five and ten year renewable unsecured notes.  Please revise to identify the maximum aggregate principal amount of each type of note that will be issued.  Further, please revise to clarify that if you change any of the interest rates, the new interest rates and their effective dates will be set forth in supplements to the prospectus, and that any change will not affect the interest rate of any note purchased prior to the effective date of such change.

Response

The Company has revised the cover page of the registration statement to:

•                                          Identify the maximum aggregate principal amount that the Company will issue on each note,

•                                          Disclose that changes in interest rate will be reflected in prospectus supplements, and

•                                          Disclose that changes in the interest rates on the notes reflected in supplements will not, up to maturity, affect interest rates on notes already sold.

If you have any further comments or questions, please feel free to contact me.

Very truly yours,

/s/ Jonathan B. Levy

Jonathan B. Levy

JBL/rt

cc:	Peggy Kim
Kurt Murao

John L. Morgan
K. Ed Elverud